UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 14, 2025

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

August 14, 2025

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Tokyo Stock Exchange (Prime Market))

Announcement regarding Capital Ratio as of June 30, 2025

Mizuho Financial Group, Inc. hereby announces Capital Ratio as of June 30, 2025, as shown in the appendix.

Capital Ratio

	Consolidated		(%, Billions of yen)

Mizuho Financial Group International Standard	As of June 30, 2025	Change	As of March 31, 2025
(1) Total Capital Ratio	17.93	0.18	17.75
(2) Tier 1 Capital Ratio	15.96	0.31	15.65
(3) Common Equity Tier 1 Capital Ratio	13.35	0.12	13.23
(4) Total Capital	13,075.9	320.1	12,755.7
(5) Tier 1 Capital	11,640.3	392.1	11,248.2
(6) Common Equity Tier 1 Capital	9,739.3	233.1	9,506.2
(7) Risk-weighted Assets	72,911.5	1,067.1	71,844.4
(8) Total Required Capital (7)x8%	5,832.9	85.3	5,747.5

	Consolidated			Non-Consolidated
Mizuho Bank International Standard	As of June 30, 2025	Change	As of March 31, 2025	As of June 30, 2025
(1) Total Capital Ratio	16.50	0.23	16.27	15.67
(2) Tier 1 Capital Ratio	14.41	0.35	14.06	13.40
(3) Common Equity Tier 1 Capital Ratio	11.57	0.15	11.42	10.33
(4) Total Capital	11,060.4	341.5	10,718.8	9,649.4
(5) Tier 1 Capital	9,658.7	391.3	9,267.3	8,251.4
(6) Common Equity Tier 1 Capital	7,756.5	227.4	7,529.0	6,359.9
(7) Risk-weighted Assets	66,999.0	1,119.5	65,879.4	61,561.9
(8) Total Required Capital (7)x8%	5,359.9	89.5	5,270.3	4,924.9

	Consolidated			Non-Consolidated
Mizuho Trust & Banking International Standard	As of June 30, 2025	Change	As of March 31, 2025	As of June 30, 2025
(1) Total Capital Ratio	32.62	1.02	31.60	31.93
(2) Tier 1 Capital Ratio	32.60	1.00	31.60	31.92
(3) Common Equity Tier 1 Capital Ratio	32.60	1.00	31.60	31.92
(4) Total Capital	507.4	13.5	493.9	470.5
(5) Tier 1 Capital	507.2	13.4	493.8	470.3
(6) Common Equity Tier 1 Capital	507.2	13.4	493.8	470.3
(7) Risk-weighted Assets	1,555.7	(6.8)	1,562.5	1,473.4
(8) Total Required Capital (7)x8%	124.4	(0.5)	125.0	117.8